

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 18, 2020

Bradley Saenger
Chief Financial Officer
TONIX PHARMACEUTICALS HOLDINGS CORP
509 Madison Ave, Suite 306
New York, NY 10022

Re: TONIX PHARMACEUTICALS HOLDINGS CORP
Form 10-Q for the quarter ended September 30, 2019
Exhibit No. 10.01 – Asset Purchase Agreement
Exhibit No. 10.02 – First Amended and Restated Exclusive License Agreement
Exhibit No. 10.03 – Exclusive License Agreement
Filed November 8, 2019
File No. 001-36019

Dear Mr. Saenger:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance